Filed Pursuant to Rule 424(b)(3)
Registration No.  333-133387

Prospectus Supplement No. 9
(to Prospectus dated May 10, 2006)

This Prospectus Supplement No. 9 supplements and amends the prospectus dated May 10, 2006, or the Original Prospectus, and the other Prospectus Supplements thereto, dated May 12, 2006, June 22, 2006, June 28, 2006, July 5, 2006, August 9, 2006, August 10, 2006, and August 14, 2006, which we refer to collectively as the Prospectus.  The Prospectus relates to the sale from time to time of up to 9,420,291 shares of common stock of Sunesis Pharmaceuticals, Inc. by certain selling stockholders.  Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock.  The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders only as the warrants are exercised. We will not receive any of the proceeds from the sale of shares by the selling stockholders.  We will receive proceeds from any cash exercise of warrants by the selling stockholders.

On November 2, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to an announcement regarding our financial results for the quarter ended September 30, 2006.  The information set forth below supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 9 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 9 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.”  On November 8, 2006, the closing price of our common stock was $4.90.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 1 of the Original Prospectus, page 22 of Prospectus Supplement No. 1, page 22 of Prospectus Supplement No. 7, and page 22 of Prospectus Supplement No. 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 9 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 9 is November 9, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2006

SUNESIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51531	94-3295878
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

341 Oyster Point Boulevard
South San Francisco, California	94080
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations & Financial Condition.

On November 2, 2006, Sunesis Pharmaceuticals, Inc. issued a press release announcing its financial results for the quarter ended September 30, 2006.  A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01.  Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
99.1	Press release by Sunesis Pharmaceuticals, Inc. dated November 2, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.

Date: November 2, 2006
	By:	/s/ ERIC H. BJERKHOLT
Eric H. Bjerkholt
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Sunesis Pharmaceuticals, Inc., dated November 2, 2006.

Exhibit 99.1

For Immediate Release

Sunesis Pharmaceuticals Reports Third Quarter 2006 Financial Results

South San Francisco, CA, November 2, 2006 – Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics, today reported financial results for the quarter ended September 30, 2006.  Total revenues for the third quarter were $1.9 million, with a net loss of $8.7 million.  As of September 30, 2006, cash, cash equivalents and marketable securities totaled $71.2 million, a reduction of $7.9 million compared to June 30, 2006.

Update on Pipeline Programs

Sunesis continues to enroll patients in two Phase 2 clinical trials of SNS-595 in non-small cell lung cancer and small cell lung cancer, a Phase 1 clinical trial of SNS-595 in acute leukemias, and a Phase 1/2 clinical trial of SNS-032 in solid tumors.

SNS-595

•                  Sunesis will be presenting preliminary results of the SNS-595 Phase 1 leukemia trial at the American Society of Hematology meeting in Orlando, FL in December, 2006.

•                  Sunesis’ goal is to complete enrollment of the first 25 patients (stage 1) of the non-small cell lung cancer trial and the first 40 patients (stage 1) of the small cell lung cancer trial of SNS-595 by the end of 2006.

•                  The Company’s goal is to begin enrolling a Phase 2 trial of SNS-595 for the treatment of ovarian cancer in patients who have relapsed following treatment with a platinum therapy before the end of 2006.

SNS-032

•                  Enrollment of the dose-escalation portion of the Phase 1/2 trial for SNS-032 in solid tumors is expected to be complete by the end of 2006.

•                  The Company expects to begin enrolling a Phase 1 trial of SNS-032 in B-cell malignancies early in 2007.

SNS-314

•                  Sunesis expects to file an Investigational New Drug application with the U.S. Food and Drug Administration for SNS-314, the Company’s Aurora kinase inhibitor, early in 2007.

Financial Highlights

•                  Revenue from research collaborations totaled $1.9 million for the quarter ended September 30, 2006, compared to $3.3 million for the quarter ended September 30,

2005. This decrease in collaboration revenue was primarily due to the completion of the research phase of several collaborations in 2005 and early 2006.

•                  Research and development (R&D) expense was $8.6 million for the third quarter 2006, compared to $6.9 million for the third quarter 2005.  The $1.7 million increase in R&D expense was primarily due to increased expenses related to the development of our three lead programs:  SNS-595, SNS-032 and SNS-314.

•                  General and administrative (G&A) expense for the third quarter of 2006 was $3.0 million, compared to $2.1 million for the third quarter of 2005.  The increase in G&A expense was primarily due to an increase in non-cash stock compensation expense in conjunction with the adoption of FAS 123R and costs related to being a publicly-traded company.

•                  Sunesis reported a net loss of $8.7 million for the third quarter of 2006, compared to a reported net loss applicable to common stockholders of $93.7 million for the third quarter of 2005.  The 2005 period included a non-cash deemed dividend of $88.1 million to the holders of our preferred stock recorded in conjunction with our IPO in September 2005.  Excluding this deemed dividend, the net loss for the third quarter of 2005 was $5.6 million.

•                  Cash used in operating activities was $19.0 million for the nine months ended September 30, 2006, compared to $15.5 million for the first nine months of 2005.

•                  In the third quarter of 2006, Sunesis recorded non-cash stock compensation expense of $693,000.

Other Business

Sunesis announced today that it has named Millie Gottewald, Director of Clinical Operations.  The Compensation Committee of the company’s Board of Directors approved an employment commencement grant to Ms. Gottewald of a non-qualified stock option to purchase 20,000 shares of Sunesis common stock, effective October 31, 2006.  This option award was granted without shareholder approval pursuant to Nasdaq Marketplace Rule 4350 (i)(1)(A)(iv) and with the following material terms: (a) an exercise price equal to the fair market value of the company’s common stock on the grant date, (b) a term of 10 years, and (c) a vesting schedule providing that the option is exercisable as to 1/4th of the total grant on the first anniversary of Ms. Gottewald’s hire, and 1/48th of the total grant each month thereafter until each grant is fully vested.

Conference Call Information

Sunesis’ management will host a conference call to review the results of the quarter on Thursday, November 2 at 11:00 am EST/8:00 am PST.  Individual and institutional investors can access the call via (800) 361-0912 (U.S. and Canada) or (913) 981-5559 (international).  To access the live audio broadcast or the subsequent archived recording, visit the “Investors and Media – Calendar of Events” section of the Sunesis website at http://www.sunesis.com.  Please log on to Sunesis’ website several minutes prior to the start of the presentation to ensure adequate time for any software download that may be necessary.

About Sunesis Pharmaceuticals

Sunesis is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel, small molecule therapeutics for oncology and other serious diseases.  Sunesis has built a broad product candidate portfolio through internal discovery and in-licensing of novel cancer therapeutics.  Sunesis is advancing its product candidates through in-house research and development efforts and strategic collaborations with leading pharmaceutical and biopharmaceutical companies.  For additional information on Sunesis Pharmaceuticals, please visit http://www.sunesis.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve substantial risks and uncertainties.  Sunesis may not actually achieve the plans, intentions or expectations contained in such forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations contained in such forward-looking statements.  Sunesis does not assume any obligation to update any such forward-looking statements.

CONTACTS:
Investors	Media
Eric Bjerkholt, CFO	Karen L. Bergman or
Sunesis Pharmaceuticals, Inc.	Michelle Corral
650-266-3717	BCC Partners
650-575-1509 or 415-794-8662

Sunesis Pharmaceuticals, Inc.

Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Revenue:
Collaboration revenue	$237,046	$1,685,537	$6,124,418	$5,028,923
Collaboration revenue from related party	1,712,045	1,637,499	5,591,890	6,880,943
Grant and fellowship revenue	—	21,942	37,901	89,347
Total revenues	1,949,091	3,344,978	11,754,209	11,999,213

Operating expenses:
Research and development	8,583,298	6,870,942	27,146,773	28,263,850
General and administrative	3,047,583	2,067,215	8,882,784	6,056,145
Total operating expenses	11,630,881	8,938,157	36,029,557	34,319,995

Loss from operations	(9,681,790)	(5,593,179)	(24,275,348)	(22,320,782)

Interest income	992,261	178,515	2,495,965	574,204
Interest expense	(45,970)	(229,450)	(433,625)	(445,975)
Other income, net	1,856	2,094	5,749	8,300
Net loss	(8,733,643)	(5,642,020)	(22,207,259)	(22,184,253)
Convertible preferred stock deemed dividends	—	(88,092,302)	—	(88,092,302)
Net loss applicable to common stockholders	$(8,733,643)	$(93,734,322)	$(22,207,259)	$(110,276,555)

Basic and diluted net loss per share applicable to common stockholders	$(0.30)	$(44.57)	$(0.82)	$(67.58)
Shares used in computing basic and diluted net loss per share applicable to common stockholders	29,333,909	2,103,296	27,209,536	1,631,700

Sunesis Pharmaceuticals, Inc.

Condensed Balance Sheets

	September 30,	December 31,
	2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$27,678,348	$17,704,465
Marketable securities	43,551,833	30,629,061
Prepaids and other current assets	1,561,514	2,068,195
Total current assets	72,791,695	50,401,721

Property and equipment, net	4,790,452	4,006,527
Deposits and other assets	300,000	300,000
Total assets	$77,882,147	$54,708,248

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,201,320	$2,044,571
Accrued compensation	2,144,576	2,067,769
Other accrued liabilities	1,513,577	1,277,595
Current portion of deferred revenue	2,489,645	3,787,453
Current portion of equipment financing	849,309	1,067,520
Total current liabilities	9,198,427	10,244,908

Non current portion of deferred revenue	1,580,658	3,319,765
Non current portion of equipment financing	898,524	1,306,027
Deferred rent and other non-current liabilities	1,450,991	1,371,346
Commitment
Stockholders’ equity:
Preferred stock, $0.0001 per value, 5,000,000 shares authorized, no shares issued and outstanding at September 30, 2006 and December 31, 2005		—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 29,358,548 and 21,514,007 shares issued and 29,358,548 and 21,511,126 shares outstanding at September 30, 2006 and December 31, 2005	2,936	2,151
Additional paid-in capital	297,190,837	249,689,714
Deferred stock compensation	(1,225,223)	(2,162,688)
Accumulated other comprehensive income (loss)	158	(55,073)
Accumulated deficit	(231,215,161)	(209,007,902)
Total stockholders’ equity	64,753,547	38,466,202

Total liabilities and stockholders’ equity	$77,882,147	$54,708,248

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